Report of Independent
Registered Public Accounting
Firm

The Board of Trustees of
BNY Mellon Funds Trust:
We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940, that
BNY Mellon Funds Trust (the "Trust"),
which is comprised of BNY Mellon Large
Cap Stock Fund, BNY Mellon Income
Stock Fund, BNY Mellon Mid Cap Stock
Fund, BNY Mellon Small Cap Stock
Fund, BNY Mellon International Fund,
BNY Mellon Emerging Markets Fund,
BNY Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon
Short-Term U.S. Government Securities
Fund, BNY Mellon National Intermediate
Municipal Bond Fund, BNY Mellon
National Short-Term Municipal Bond
Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY
Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon Asset
Allocation Fund, BNY Mellon Money
Market Fund, BNY Mellon U.S. Core
Equity 130/30 Fund, BNY Mellon
Municipal Opportunities Fund, BNY
Mellon New York Intermediate Tax-
Exempt Bond Fund, BNY Mellon
International Appreciation Fund, BNY
Mellon Small/Mid Cap Fund, BNY Mellon
Focused Equity Opportunities Fund, BNY
Mellon National Municipal Money Market
Fund, BNY Mellon Large Capo Market
Opportunities Fund, BNY Mellon Tax-
Sensitive Large Cap Multi-Strategy Fund,
BNY Mellon Corporate Bond Fund, and
BNY Mellon International Equity Fund,
(collectively the "Funds"), complied with
the requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment
Company Act of 1940 as of June 30, 2013,
and from April 30, 2013 through June 30,
2013, with respect to securities reflected in
the investment accounts of the Funds.
Management is responsible for the Funds'
compliance with those requirements.  Our
responsibility is to express an opinion on
management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in
accordance with the standards of the
Public Company Accounting Oversight
Board (United States) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the circumstances.  Included
among our procedures were the following
tests performed as of June 30, 2013 and
with respect to agreement of security
purchases and sales, for the period from
April 30, 2013, the date of our last
examination, through June 30, 2013:
1.	Examination of The Bank of New
York Mellon's (the "Custodian")
security position reconciliations for
all securities held by sub custodians
and in book entry form;
2.	Confirmation of all securities
hypothecated, pledged or placed in
escrow with brokers;
3.	Count and inspection of all
securities located in the vault of the
Custodian in New York City;
4.	Reconciliation between the Funds'
accounting records and the
Custodian's records as of June 30,
2013;
5.	Agreement of pending purchase
activity for the Funds as of June 30,
2013 to documentation of
corresponding subsequent bank
statements;
6.	Agreement of pending sale activity
for the Funds as of June 30, 2013
to documentation of corresponding
subsequent bank statements;
7.	Agreement of a minimum of five
purchases and five sales, including
at least one transaction per Fund,
from the period April 30, 2013, the
date of our last examination,
through June 30, 2013 from the
books and records of the Trust to
the bank statements noting that
they had been accurately recorded
and subsequently settled;
8.	Review of the BNY Mellon Asset
Servicing Report on Controls
Placed in Operation and Tests of
Operating Effectiveness ("SOC 1
Report") for the period July 1, 2012
to June 30, 2013 and noted no
relevant findings were reported in
the areas of Asset Custody and
Control.
We believe that our examination provides a
reasonable basis for our opinion. Our
examination does not provide a legal
determination on the Fund's compliance
with specified requirements.
In our opinion, management's assertion that
the Funds complied with the requirements
of subsections (b) and (c) of Rule 17f-2 of
the Investment Company Act of 1940 as
of June 30, 2013, and from April 30, 2013
through June 30, 2013, with respect to
securities reflected in the investment
accounts of the Funds is fairly stated, in all
material respects.
This report is intended solely for the
information and use of management and
the Board of Trustees of BNY Mellon
Funds Trust and the Securities and
Exchange Commission and is not intended
to be and should not be used by anyone
other than these specified parties.
/s/ KPMG LLP
New York, New York
September 6, 2013
September 6, 2013

Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

Management of BNY Mellon Large Cap
Stock Fund, BNY Mellon Income Stock
Fund, BNY Mellon Mid Cap Stock Fund,
BNY Mellon Small Cap Stock Fund, BNY
Mellon International Fund, BNY Mellon
Emerging Markets Fund, BNY Mellon
Bond Fund, BNY Mellon Intermediate
Bond Fund, BNY Mellon Short-Term U.S.
Government Securities Fund, BNY Mellon
National Intermediate Municipal Bond
Fund, BNY Mellon National Short-Term
Municipal Bond Fund, BNY Mellon
Pennsylvania Intermediate Municipal Bond
Fund,  BNY Mellon Massachusetts
Intermediate Municipal Bond Fund, BNY
Mellon Asset Allocation Fund, BNY
Mellon Money Market Fund, BNY Mellon
U.S. Core Equity 130/30 Fund, BNY
Mellon Municipal Opportunities Fund,
BNY Mellon New York Intermediate Tax-
Exempt Bond Fund, BNY Mellon
International Appreciation Fund, BNY
Mellon Small/Mid Cap Fund, BNY Mellon
Focused Equity Opportunities Fund, BNY
Mellon National Municipal Money Market
Fund, BNY Mellon Large Cap Market
Opportunities Fund, BNY Mellon Tax-
Sensitive Large Cap Multi-Strategy Fund,
BNY Mellon Corporate Bond Fund, and
BNY Mellon International Equity Fund,
each a series of BNY Mellon Funds Trust
(collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2,
"Custody of Investments by Registered
Management Investment Companies," of
the Investment Company Act of 1940.
Management is also responsible for
establishing and maintaining effective
internal controls over compliance with
those requirements. Management has
performed an evaluation of the Funds'
compliance with the requirements of
subsections (b) and (c) of Rule 17f-2 as of June 30, 2013 and from April 30, 2013 through June 30, 2013.
Based on the evaluation, Management
asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2013
and from April 30, 2013 through June 30,
2013 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust


Jim Windels
Treasurer

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